Exhibit 11

OURPET’S COMPANY AND SUBSIDIARIES

STATEMENT OF COMPUTATION OF NET INCOME PER SHARE

	Three Months Ended		For the Year Ended
	December 31,		December 31,
	2010	2009	2010	2009
Net income (loss)	$396,539	$319,136	$986,534	$775,767
Preferred Stock dividend requirements	(15,471)	—	(61,380)	(38,940)

Net income (loss) attributable to common stockholders	$381,068	$319,136	$925,154	$736,827

Weighted average number of common shares outstanding	15,703,092	15,356,745	15,520,079	15,324,014
Preferred Stock Common Share Equivalents	1,236,160	660,000	1,143,998	—
Dilutive Stock Options outstanding for the Period	904,849	519,469	821,564	169,459
Dilutive Warrants outstanding for the Period	2,021,146	360,832	1,616,405	29,815

Weighted average number of common and equivalent shares outstanding	19,865,247	16,897,046	19,102,046	15,523,288

Net income (loss) per common share	$0.02	$0.02	$0.05	$0.05